UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-09383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAMERICA BANCORPORATION TAX DEFERRED

SAVINGS/RETIREMENT PLAN (ESOP)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westamerica Bancorporation

1108 Fifth Avenue

San Rafael, California 94901

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Fairfield, California

FINANCIAL STATEMENTS

December 31, 2017 and 2016

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS

December 31, 2017 and 2016

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Employee Benefits and

Compensation Committee of the

Board of Directors of

Westamerica Bancorporation

Fairfield, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP)’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

We have served as the Plan's auditor since 2012.

Sacramento, California

June 20, 2018

2

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ASSETS
Investments, at fair value (Notes 3 and 4)	$62,866,124	$58,685,023
Notes receivable from participants	1,060,225	994,040
Total assets and net assets available for benefits	$63,926,349	$59,679,063

See accompanying notes to financial statements.

3

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2017 and 2016

	2017	2016
Investment income:
Dividends and capital gains distributions	$1,844,301	$1,567,785
Net appreciation in fair value of investments	3,319,173	7,588,946
Total investment income	5,163,474	9,156,731
Interest income on notes receivable from participants	45,885	42,171
Contributions:
Participants	1,779,601	1,752,735
Employer	1,146,763	1,112,509
Participant rollovers	128,327	32,423
Total contributions	3,054,691	2,897,667
Total income and contributions	8,264,050	12,096,569
Benefits paid to participants	(4,005,125)	(4,306,316)
Administrative expenses	(11,639)	(11,029)
Total benefit payments and expenses	(4,016,764)	(4,317,345)
Net increase	4,247,286	7,779,224
Net assets available for benefits:
Beginning of year	59,679,063	51,899,839
End of year	$63,926,349	$59,679,063

See accompanying notes to financial statements.

4

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of Westamerica Bancorporation and its subsidiaries (the “Company”). The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code (IRC) and is designated as an employee stock ownership plan or ESOP. Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC. The Plan also provides for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution. Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee of the Plan.

Eligibility

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

Vesting

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings and losses thereon.

Contributions

Each year, participants may elect to make salary deferral contributions in any whole percentage of eligible compensation subject to certain IRC limitations. Participants may elect whether their salary deferral contributions are characterized as pre-tax or after-tax (“Roth”) contributions.

(Continued)

5

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN (Continued)

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified accounts, defined benefit or defined contribution plans. For the years ended December 31, 2017 and 2016, the Company made no discretionary contributions. Company contributions are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with benefit payments, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution. Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

Participants' Investment Options

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion and without limitation.

Participants direct participant contributions to be invested, in whole or in part, in any of the following investment fund options as of December 31, 2017 and 2016:

•	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

•	Vanguard 500 Index Fund, which invests in stocks of the 500 largest U.S. companies, which span many different industries and account for about three-fourths of the U.S. stock market’s value.

•	Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth.

(Continued)

6

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN (Continued)

•	Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

•	Vanguard Prime Money Market Fund, which invests in short-term, high-quality securities issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

•	Vanguard Total Bond Market Index Fund, which invests in bonds that provide broad exposure to U.S. investment grade bonds. The fund invests about 30% in corporate bonds and 70% in U.S. government bonds of all maturities (short-, intermediate-, and long-term issues).

•	Vanguard Total International Stock Index Fund, which invests in stocks of companies located in developed and emerging economies, with the exception of the United States.

•	Vanguard Windsor II Fund, which invests in a diversified group of large-capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

•	Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized U.S. companies. The portfolio is designed to complement the Vanguard 500 Index fund; together they provide exposure to the entire U.S. equity market.

•	Vanguard Short-Term Federal Fund, which invests its assets in short-term bonds issued or backed by U.S. government agencies and instrumentalities.

Vanguard Target Retirement Funds consists of twelve balanced funds with differing asset allocations as follows:

•                      Vanguard Target Retirement Income Fund

•                      Vanguard Target Retirement 2015 Fund

•                      Vanguard Target Retirement 2020 Fund

•                      Vanguard Target Retirement 2025 Fund

•                      Vanguard Target Retirement 2030 Fund

•                      Vanguard Target Retirement 2035 Fund

•                      Vanguard Target Retirement 2040 Fund

•                      Vanguard Target Retirement 2045 Fund

•                      Vanguard Target Retirement 2050 Fund

•                      Vanguard Target Retirement 2055 Fund

•                      Vanguard Target Retirement 2060 Fund

•                      Vanguard Target Retirement 2065 Fund

(Continued)

7

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN (Continued)

Each Target Retirement Fund invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement. Once a fund has passed its designate date, such as the 2015 Fund, its asset allocation is gradually adjusted to match that of the Target Retirement Income Fund and it may merge with that fund within seven years after 2015.

Vanguard Target Retirement Funds are designed as balanced fund-of-funds for long-term investors. Each Vanguard Target Retirement Fund invests in broadly diversified funds, which includes stock and bond funds.

With the exception of the Vanguard Target Retirement Income Fund, the relative allocations among Vanguard Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through Vanguard.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. For the purposes of this limit, all qualified plans of the Company shall be considered one plan. Participant loans are funded by selling investments in the borrowing participant's accounts and bear fixed interest rates determined using market rates prevailing at the time the funds are borrowed. Participant loans are subject to a one-time origination fee and annual maintenance fee. The origination fee is included in the loan balance. Participant loans are made for a term not to exceed 5 years. Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash, as provided by the Plan document. Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2. Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings, which are reinvested in additional shares of Westamerica Bancorporation common stock. If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan. Benefits payable to separated participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan. As of December 31, 2017 and 2016, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

(Continued)

8

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	DESCRIPTION OF PLAN (Continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is permitted to vote any unallocated shares and allocated shares for which instructions have not been given by a participant or beneficiary, in direct proportion to the shares with respect to which it has received timely voting instructions from participants or beneficiaries.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative and Investment Management Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge. The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses. Administrative expenses reflected in the financial statements are comprised of annual loan maintenance fees for active employees and recordkeeping and information management fees for participants who are no longer employed by the Company (inactive) that maintain Plan account balances. The administrative expenses were included as reductions to the respective participants’ account balances. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(Continued)

9

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan's investments.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected. Trustee fees charged to the Westamerica Bancorporation Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund. Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

The Westamerica Bancorporation Common Stock Fund is invested in the Company’s common stock and temporary interest-bearing money market funds. The money market fund component at December 31, 2017 and 2016, was insignificant and is not separately reflected. As such, disclosures reflect whole shares of Westamerica Bancorporation common stock.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

10

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

3.	INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

The Plan's investments at December 31, 2017 and 2016 in Westamerica Bancorporation common stock are as follows:

	2017	2016
Number of shares	358,440	375,688
Cost	$14,207,513	$14,417,768
Fair value	$21,345,084	$23,642,073

Concentrations of Investments

The Westamerica Common Stock Fund represents 34% and 40% of total investments of the Plan at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the estimated price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of available observable inputs and minimizing the use of available unobservable inputs. The fair value hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to estimate fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

(Continued)

11

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

4.	FAIR VALUE MEASUREMENTS (Continued)

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2017. The following tables present information about the Plan's assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016.

The Plan is required to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2017
Description	Fair Value	Level 1	Level 2	Level 3
Common stock of Plan Sponsor	$21,345,084	$21,345,084	$-	$-
Mutual funds	41,521,040	41,521,040	-	-
	$62,866,124	$62,866,124	$-	$-

	December 31, 2016
Description	Fair Value	Level 1	Level 2	Level 3
Common stock of Plan Sponsor	$23,642,073	$23,642,073	$-	$-
Mutual funds	35,042,950	35,042,950	-	-
	$58,685,023	$58,685,023	$-	$-

Fair value of the common stock of the Plan Sponsor is based on the closing quoted market price reported on the active market on which the individual securities are traded. Such securities are actively traded throughout each market trading day on the NASDAQ Global Select Market (Level 1 inputs).

Mutual funds are valued using the Net Asset Value (NAV) provided by the trustee of the fund. The NAV is computed by dividing the value of the underlying assets, minus liabilities, allocated to each share class by the number of fund shares outstanding for that class. Mutual fund NAVs are calculated once each market trading day as of the close of regular market trading (Level 1 inputs). The NAV is a quoted price in a market that is active.

There were no transfers in or out of Levels 1, 2 or 3 for the twelve months ending December 31, 2017 and 2016.

There were no liabilities measured at fair value on a recurring basis at December 31, 2017 or 2016.

(Continued)

12

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

4.	FAIR VALUE MEASUREMENTS (Continued)

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2017 or 2016.

Risks and Uncertainties

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 2014, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2014.

6.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Westamerica Bancorporation common stock, as disclosed in Note 4, and received dividends on these shares of $575,808 and $598,545 during the years ended December 31, 2017 and 2016, respectively. Notes receivable from participants are also considered party-in-interest transactions.

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected. Trustee fees charged to the Westamerica Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund. Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

(Continued)

13

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

6.	PARTY-IN-INTEREST TRANSACTIONS (Continued)

Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2017 and 2016 amounted to $35,672 and $34,181, respectively.

The Company provides bookkeeping and other administrative services for the Plan at no charge to the Plan. The Company also pays recordkeeping fees, certain other administrative expenses, and certain professional fees to third-party service providers on behalf of the Plan.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2017 and 2016 to Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$63,926,349	$59,679,063
Deemed distributions of participant loans	(33,618)	(50,655)
Net assets per Form 5500	$63,892,731	$59,628,408

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2017 and 2016 per the financial statements to the net income reported in the 2017 and 2016 Form 5500.

	2017	2016
Increase in net assets available for benefits per the financial statements	$4,247,286	$7,779,224
Change in deemed distributions of participant loans	17,037	(27,317)
Net income per Form 5500	$4,264,323	$7,751,907

14

SUPPLEMENTAL SCHEDULE

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203

PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Westamerica Bancorporation	Common Stock	**	$21,345,084

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard 500 Index Fund	**	8,447,707

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2025 Fund	**	6,652,183

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Morgan Growth Fund	**	3,909,923

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2015 Fund	**	3,102,171

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Prime Money Market Fund	**	2,710,330

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Total International Stock
		Index Fund	**	2,279,013

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2035 Fund	**	1,878,982

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Windsor II Fund	**	1,819,326

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2030 Fund	**	1,780,979

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Total Bond Market Index Fund	**	1,455,172

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2045 Fund	**	1,280,774

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2020 Fund	**	1,155,649

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement Income Fund	**	1,091,300

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Extended Market Index Fund	**	1,035,089

(Continued)

15

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203

PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Short Term Federal Fund	**	844,486

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2060 Fund	**	697,264

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2040 Fund	**	604,200

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2050 Fund	**	338,298

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Explorer Fund	**	258,836

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2055 Fund	**	135,139

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement 2065 Fund	**	44,219

*	Notes Receivable from	Interest rate 4.25% - 5.25%, maturing at	**
	Plan Participants	various dates through January 1, 2023		1,026,607

				$63,892,731

*	Party-in-interest to the Plan.
**	Cost information is not required as investments are participant-directed.

16

Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Date:	June 20, 2018

By:	/s/ John “Robert” Thorson
John "Robert" Thorson
Senior Vice President
And Member, Pension Management Committee

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm